Franklin Templeton Investments

One Franklin Parkway

San Mateo, CA 94403-1906

April 26, 2011

Mr. James O’Connor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Re:       Franklin Templeton Fund Allocator Series (the “Registrant”)

(File Nos. 333-13601, 811-07851)

Dear Mr. O’Connor:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed via facsimile on April 1, 2011 with regard to Post-Effective Amendment Nos. 23/25 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on February 15, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“Securities Act”).  Each comment is summarized below, followed by the Registrant’s response to the comment.  Each series of shares of the Registrant to which the Amendment relates is hereinafter referred to individually as a “Fund” and, collectively as the “Funds.” Any changes made to the Prospectus and Statement of Additional Information in response to these comments will be reflected in the Funds’ Prospectus and Statement of Additional Information filed pursuant to Rule 485(b) under the Securities Act in connection with the Registrant’s annual N-1A amendment.

Prospectus:

1.                  Comment:  In the table of contents on the first page of the Prospectus, remove the heading “Information about the Fund You Should Know Before Investing.”

Response: We have not deleted the indicated heading because we believe that the table of contents in the Prospectus, as it is set forth in the Amendment, meets the requirements of Rule 481(c) under the Securities Act and is therefore permitted by Form N-1A pursuant to General Instruction C.3(a) of Form N-1A.  In addition, the table of contents, including the indicated heading, has been used for each open-end fund within Franklin Templeton Investments (“FTI”) for at least the past 10 years.

2.                  Comment:  For the Franklin Templeton 2015 Retirement Target Fund (“2015 Fund”), in the Annual Fund Operating Expenses table, change the line item “Asset allocation fees” to “Management fee.”

Response:  As noted under the heading “Management” and the sub-heading “Investment Management and Asset Allocation Agreement” in the Fund Details section of the Prospectus, while each Fund and the investment manager have entered into an investment management and asset allocation agreement, the Funds’ investment manager provides management services to the Funds at no charge.  The fees paid to the investment manager under the investment management and asset allocation agreement are fees for asset allocation services only.  Therefore, we have not revised the line item as requested, as we believe it would be misleading to shareholders to indicate that the fee paid by the Fund to the investment manager is for investment management services rather than for asset allocation services.

3.                  Comment:  For the 2015 Fund, with respect to the first sentence in footnote 1 to the Annual Fund Operating Expenses table, indicate whether interest expense is excluded from the Fund’s fee waiver and expense reimbursement agreement.

Response:  Interest expense, if any is excluded from the Fund’s fee waiver and expense reimbursement agreement and, therefore, has been included in the list of exclusions in the footnote.

4.                  Comment:  For the 2015 Fund, with respect to the first sentence in footnote 1 to the Annual Fund Operating Expenses table regarding the Fund’s fee waiver and expense reimbursement agreement, clarify what “certain non-routine expenses” are and, if such expenses are “extraordinary expenses” under generally accepted accounting principals (GAAP), use the term “extraordinary expenses” instead.  In addition, move the reference to the exclusion of such expenses to the first parenthetical in the sentence.

Response:  With respect to the Fund’s fee waiver and expense reimbursement agreement described in the first sentence of footnote 1 to the Annual Fund Operating Expenses table, the “certain non-routine expenses” that are excluded from the fee waiver and expense reimbursement agreement are not  “extraordinary expenses” under GAAP.  As set forth under the heading “Management” and the sub-heading “Investment Management and Asset Allocation Agreement – Asset allocation fees” in the Fund Details section of the Prospectus, the term “certain non-routine expenses” refers to certain non-routine expenses or costs, including, but not limited to, those relating to litigation, indemnification, reorganizations and liquidations.  In discussions with the SEC’s Chief Accountant’s Office, we understand that the Staff believes that the term “extraordinary expenses” under GAAP does not encompass the “non-routine” expenses listed above and, therefore, we have retained the “certain non-routine expenses” language in the footnote to the table.

In addition, we have not moved the reference to the exclusion of “certain non-routine expenses” from the Fund’s fee waiver and expense reimbursement agreement to the first parenthetical in the first sentence of footnote 1, as that would be an incorrect portrayal of how the fee waiver and expense reimbursement is constructed and applied across all FTI funds and as approved by the FTI funds’ boards.  For example, for the 2015 Fund, the fee waiver and expense reimbursement is initially applied to the total common expenses of the Fund, meaning only certain expenses common to and directly paid by all classes, but specifically excluding Rule 12b-1 fees and acquired fund fees and expenses; then, from such “common expenses,” the “non-routine expenses,” if any, are excepted out of the fee waiver and expense reimbursement.  While the effect, in some cases, may be the same if the Funds combined non-routine expenses with the exclusions, it may not be the same effect in all cases.

5.                  Comment:  For the 2015 Fund, the second sentence in footnote 1 to the Annual Fund Operating Expenses table appears to describe a voluntary investment management fee waiver.  Voluntary fee waivers cannot be shown in the Annual Fund Operating Expenses table.  If this waiver is not contractual, do not include the effect of the waiver in the Annual Fund Operating Expenses table, and delete the second sentence of the footnote to the table describing such waiver.  If this waiver is contractual, please clarify the language in the footnote.

Response:  The fee waiver described in the second sentence of footnote 1 to the Annual Fund Operating Expenses table is contractual.  The footnote has been revised to reflect the contractual nature of this fee waiver.

6.                  Comment:  In the same footnote, indicate who can terminate the Fund’s fee waiver and expense reimbursement agreement and state the circumstances pursuant to which the agreement can be terminated.  In addition, indicate how long the contractual waiver is expected to continue.

Response:  The length of the contractual fee waiver is currently stated in the footnote.  With respect to the termination provisions, the disclosure has been revised as requested.

7.                  Comment:  For the 2015 Fund, in the narrative preceding the Example table, delete the sentence that states: “The Example reflects adjustments made to the Fund’s operating expenses due to the fee waiver and/or expense reimbursement by the investment manager and/or administrator for the 1 Year numbers only.”

Response:  We have not deleted the sentences as requested.  On May 12, 2010, Ms. Christina DiAngelo of the SEC Staff (as part of a routine Sarbanes-Oxley Act review of all FTI fund filings) conveyed a comment instructing all of the FTI funds to add the sentence into the narrative before the Example table in their prospectuses in connection with the Staff’s review of the FTI fund complex’s Forms N-CSR, N-SAR and N-PX, as well as corresponding disclosures made in their prospectuses filed as part of their registration statements on Form N-1A.  In addition, we believe that, because the numbers in the Example table reflect, and are required to reflect, the effects of the fee waivers and expense reimbursements for the length of any fee waiver (in this case, one year), it would be misleading to shareholders to not include this disclosure.

8.                  Comment:  In the Example table, delete the line “If you sell your shares at the end of the period.”

Response: The line has been deleted as requested.

9.                  Comment:  For the 2015 Fund, under the section entitled “Portfolio Turnover” delete the third and fourth sentences of the paragraph.

Response: The sentences have been moved to the Fund Details section of the Prospectus.

10.              Comment:  With respect to the 2015 Fund, under the heading “Principal Investment Strategies” in the Fund Summary section of the Prospectus, please describe what “investing primarily in a distinctly-weighted combination of underlying funds” means.

Response: As described under the heading “Principal Investment Strategies” in the Fund Summary section of the Prospectus, the Fund invests its assets in other mutual funds according to pre-determined percentage allocations based on the number of years left before the year indicated in the Fund’s name (i.e.,  a “distinctly-weighted combination of underlying funds”).  The Fund’s current and target (as of the year indicated in the Fund’s name) allocations are both stated in this section of the Prospectus.  The disclosure includes the modifier “primarily” because the Fund’s allocations can be within 5% of the pre-determined percentage allocations, as stated in the fourth paragraph of the “Principal Investment Strategies” in the Fund Summary section of the Prospectus.

11.              Comment:  With respect to the 2015 Fund, under the heading “Principal Investment Strategies” in the Fund Summary section of the Prospectus, please state why the Fund invests in an underlying fund’s “predominant class.”  The Fund should be investing in the class of the underlying fund that is best for investors (i.e., the lowest fees over the relevant periods).

Response: The statement that the Funds invest in other funds “based on each underlying fund’s predominant class” refers to an underlying fund’s predominant asset class (e.g., equity, fixed income, etc.) for purposes of determining compliance with the Funds’ glide path.  The disclosure has been revised to clarify that the sentence refers to the underlying fund’s asset class.

With respect to the comment that the selection of the class of shares of the underlying funds in which the Funds invest should be in the best interests of the Funds’ shareholders, please note that the Funds invest in the underlying fund share classes with the lowest fees, as reflected in the following sentence from the Funds’ Statement of Additional Information (“SAI”):

The Fund invests in Class Z shares of Mutual Global Discovery Fund, Mutual European Fund, Mutual Financial Services Fund and Mutual Shares Fund, Class A shares of Franklin Strategic Mortgage Portfolio (the only class of shares available for this fund) and Advisor Class shares of other underlying funds.

12.              Comment:   With respect to the 2015 Fund, under the heading “Principal Investment Strategies” in the Fund Summary section of the Prospectus, provide a description for the term “glide path” or provide a citation to the Item 9 Prospectus disclosure.

Response: A reference to the Item 9 Prospectus disclosure regarding the description of the “glide path” has been added to the Fund Summary section of the Prospectus.

13.              Comment:  Under the heading “Principal Investment Strategies” in the Fund Summary section of the Prospectus, the disclosure indicates that the Fund invests “predominantly in other Franklin Templeton mutual funds.”  To the extent that Sections 12(d)(1)(F) or (G) of the Investment Company Act of 1940, as amended (“1940 Act”), or the rules thereunder are not relied upon with respect to the underlying funds in which the Fund invests, provide disclosure in the SAI on the Section 12(d)(1)(A) limits under the 1940 Act.

Response: The disclosure in the SAI has been revised as requested and also to indicate that the Funds, alternatively, may rely on any exemptive relief provided by the SEC to various ETFs in which the Funds’ may invest.

14.              Comment:  Under the heading “Principal Risks” and the sub-heading “Derivative Instruments” in the Fund Summary section of the Prospectus, conform the disclosure to be in line with the guidance provided in the letter from the SEC Staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).  In addition, add a sentence to the risk indicating that the Fund could lose more money than invested in derivatives.

Response: We have added disclosure regarding the possibility that the Fund could lose more money when invested in derivatives as requested.  Otherwise, we believe that the Derivative Instruments risk disclosure in the summary prospectus is in conformity with the guidance provided by the SEC in the ICI Letter.

15.              Comment:  For the 2015 Fund, delete the footnote to the Performance table regarding the Fund’s secondary indices.

Response: Because the Fund is required by Form N-1A, Instruction 2(b) of Item 4 (the requirement to disclose information about additional indices) we have not deleted the disclosure referenced, but have included it in narrative form below the table.

16.              Comment:  Under the heading “Information about the Underlying Franklin Templeton Funds” and the sub-heading “Risks of Investing in the Underlying Funds – Derivative Instruments” in the Fund Details section of the Prospectus, conform the disclosure so that it is in line with the guidance provided by the ICI Letter.

Response: The disclosure has been revised to be in conformity with the guidance provided by the SEC in the ICI Letter.

17.              Comment:  Under the heading “Information about the Underlying Franklin Templeton Funds” and the sub-heading “Risks of Investing in the Underlying Funds – Illiquidity of Fund Investments” in the Fund Details section of the Prospectus, with respect to the limitation on the underlying funds’ investment in illiquid securities, revise the disclosure to reflect that the Fund is limited to no more than “15% of its net  assets.”

Response: This disclosure has been revised to reflect a general liquidity risk and now tracks how it is disclosed in the underlying fund’s prospectus.

18.              Comment:  Under the heading “Management” and the sub-heading “Legal Proceedings” in the Fund Details section of the Prospectus, please clarify the following sentence to reflect whether the actions have been dismissed or whether the funds and independent directors, as parties to the law suit, have been dismissed: “All of the FTI funds that were named in the litigation as defendants have since been dismissed, as have the independent trustees to those funds.”

Response: The sentence has been revised to clarify that the funds and independent trustees that were named as parties have been dismissed from the actions.

19.              Comment:  With respect to the disclosure in the Funds’ Prospectus under the heading “Your Account” and the sub-heading “Sales Charge Reductions and Waivers,” the disclosure indicates that it is the responsibility of shareholders to identify other accounts that may be eligible for a cumulative quantity discount from the sales charge.  Revise this disclosure to reflect that the Fund cannot disavow any responsibly to provide shareholders discounts.  The Funds have the duty to shareholders to inform them about the existence of multiple accounts eligible for the discount if the Funds are aware of such multiple accounts.

Response: The Funds do not believe that the language indicated disavows the Funds’ responsibility to provide shareholders information on known eligible accounts for the cumulative quantity discounts on sales charges.  The language is intended to indicate, and the Funds believe that is does indicate, that it is the responsibility of the shareholders to provide a Fund with information on other accounts for which the Fund may not have information, if such accounts are eligible for the cumulative quantity discount (e.g., shares held in a different broker-dealer’s brokerage account or with a bank or investment adviser).

20.              Comment:   Under the heading “Account Policies” and the sub-heading “Calculating Share Price - All Classes,” with respect to the sentence: “Requests to buy and sell shares are processed at the NAV next calculated after we receive your request in proper form,” add “or an approved financial intermediary” after the word “we.”

Response: The disclosure has been revised as requested.

SAI:

21.              Comment:  With respect to the list of Fundamental Investment Policies, delete the words “the 1940 Act or” from the third fundamental investment restriction, as the 1940 Act does not address loan limits, but instead it is the SEC’s application of the Section 18(f)(1) limits that applies to loans.  In addition, with respect to the borrowing restriction, state the Section 18(f)(1) limits and the continuing asset coverage requirements in the restriction.

Response: The disclosure has not been revised, as the fundamental investment restrictions referenced cannot be changed without shareholder approval.  In addition, the language in the restriction was intentionally drafted to permit the Funds to engage in interfund lending and borrowing pursuant to exemptive relief granted by the SEC.  Also, shareholders approved this fundamental investment restriction for substantially all of the funds in the FTI complex in connection with a complex-wide proxy solicitation in 2007.  The Section 18(f)(1) asset coverage requirements are described in the section entitled “Borrowing” in the Funds’ SAI.

22.              Comment:  With respect to the seventh fundamental investment restriction, insert the words “group of industries” before the parenthetical.

Response: The disclosure has not been revised, as this is a fundamental investment restriction that cannot be changed without shareholder approval.  In addition, even if the policy could be changed, we are not certain how a fund group would functionally determine the definition of a “group of industries” when the fund has a policy not to concentrate.  Also, we do not believe the SEC Staff intended that funds with policies to not concentrate would be required to have a policy to not concentrate in a “group of industries.”  In the SEC Release, Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, in discussing the SEC Staff’s position on concentration, the Release states:

Historically, the Commission staff has taken the position that if a registrant invests more than 25% of its assets in the securities of issuers in a single industry, the registrant is concentrating in that industry. Accordingly, a registrant stating an intention to concentrate in a particular industry would be expected to be at least 25% invested in securities of issuers in that industry unless adverse economic conditions temporarily reduced the value of its assets so invested.  Conversely, a registrant electing not to concentrate its investments would be considered to be bound by its policy not to invest more than 25% of its assets in any one industry. (emphasis added) (Rel. No. IC-9011 (Oct. 30, 1975)).

23.              Comment:  Note that the exception of securities of other investment companies from the diversification fundamental investment restriction only applies to underlying funds in which the Funds invest pursuant to Section 12(d)(1)(F) and (G).

Response:  We recognize the limits of Section 12(d)(1)(A).  The Funds believe, however, that, while Section 12(d)(1)(A) may limit the amount in which a Fund could invest in an unaffiliated fund, the Section 12(d)(1)(A) limits do not impact the diversification restrictions set forth in Section 5(b)(1) of the 1940 Act.  Therefore, the Funds’ investment restriction on diversification does not reference the Section 12(d)(1)(A) limits.

24.              Comment:  Include disclosure in the SAI that clarifies that the Funds are relying on Section 12(d)(1)(G) and Rule 12d1-2 when investing in underlying FTI funds.  As noted in Comment 13, to the extent that the Funds invest in other non-affiliated funds, add disclosure regarding the Section 12(d)(1)(A) and (F) limits.

Response: The disclosure has been revised as requested.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Kristin Ives at (215) 564-8037, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/DAVID P. GOSS

David P. Goss, Esq.

Vice President

Franklin Templeton Fund Allocator Series